

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2013

Via E-mail
David W. Crane
Chief Executive Officer
NRG Energy, Inc.
211 Carnegie Center
Princeton, NJ 08540

> **Re:** **GenOn Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **Response dated May 8, 2013**
> **File No. 001-16455**
> **GenOn Americas Generation, LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **File No. 333-63240**
> **GenOn Mid-Atlantic, LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **File No. 333-61668**

Dear Mr. Crane:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

GenOn Energy, Inc. Form 10-K for the Year Ended December 31, 2012

Financial Statements for the Year Ended December 31, 2012

Note 2 – Summary of Significant Accounting Policies, page 65

Predecessor and Successor Reporting, page 65

1. We note your response to comment 20 in our letter dated April 19, 2013. We continue to struggle with the fact that a significant decline in the fair value of GenOn's assets occurred, but this economic event is not reflected within GenOn's stand-alone statements of operations. To assist us in better understanding this matter, please respond to the following additional comments:

    *   Considering that the merger between NRG and GenOn was a stock-for-stock transaction, it appears to us that the substance of this transaction is an exchange of nonmonetary assets in which the former GenOn shareholders exchanged a 71% interest in GenOn's net assets, including PP&E, for a 29% interest in NRG's net assets. ASC 360-10-40-4 indicates that an impairment should be recorded when the assets are disposed of if the carrying amount of the assets exceeds their fair value. Please tell us how you considered this guidance when determining it was appropriate to not record an impairment in GenOn's predecessor period immediately prior to the consummation of the merger. Please be detailed in your response.

    *   Alternatively, if you believe that the substance of the merger was a sale of a disposal group, please explain why you did not perform an impairment test under the held for sale model immediately prior to the consummation of the merger. In this regard, your response indicates that you did not meet the criteria for the held for sale model at the time of the July 2012 impairment testing and the filing of the GenOn registrants' Form 10-Qs. However, once the final approval for the merger was obtained, immediately prior to the consummation of the merger, it appears that sale of the disposal group was probable and it was unlikely that significant change to the plan would be made or that the plan would be withdrawn. Please be detailed in your response.

2. We note your response to comment 21 in our letter dated April 19, 2013. To assist us in better understanding the tax implications resulting from the merger, please explain to us in more detail and quantify for us the revisions to the gross deferred tax assets and liabilities recorded on GenOn's books at the time of the merger, and also quantify the change in valuation allowance recorded at that time. If the amounts recorded differ significantly from the amounts seen in the September 30, 2012 pro forma financial statements, please explain why. If a significant adjustment to gross deferred tax assets, gross deferred tax liabilities, or the valuation allowance was recorded as a result of the merger, please expand your disclosures to better clarify this to your readers.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       If you have any questions you may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3737.

                                   Sincerely,

                                   /s/ Jennifer Thompson

                                   Jennifer Thompson
                                   Accounting Branch Chief

cc: Gerald T. Nowak, P.C.
        Kirkland & Ellis LLP